Exhibit 99.1

EMC To Acquire Isilon

Well, today’s news confirmed what was long discussed — EMC’s intent to acquire Isilon. The full webcast, plus supporting materials, can be found here.

So, what’s this all about? And what might be different going forward?

Glad you asked ...

Before We Begin

I went back through my blog, and found a raft of “EMC To Acquire [xyz]” posts over the years. I’m sure I’m not done yet :-)

In general, I try and do a reasonable job in sharing our thoughts on context, rationale and likely future implications. Just about all of them have turned out to be reasonably accurate — so far!

What’s The Opportunity?

Everyone knows that the amount of digital information we all create and use continues to expand with no real end in sight. During 2009, the forecast was made that we’d see 44x growth in volume by the end of this decade.

Sitting where we are at the end of 2010, that growth forecast may have been conservative.

Pat Gelsinger (ex of Intel) is fond of saying that the rate of information growth appears to be outstripping the famous Moore’s Law of semiconductor evolution.

Yes, there’s a tie-in with cloud.

One of the interesting properties of cloud (whether it be private, public or something else) is that it makes compute easier to consume: lower cost, more agility, less effort, etc. And when something becomes easier to consume, people tend to consume more of it.

If one can think of cloud as “big compute”, it’s easy to see the interactions and dependencies with the corresponding need for “big data”.

Indeed, we’re all dazzled with the ever-growing variety of unique applications and business models that harness enormous amounts of this new digital wealth. Some of this information is structured (think tables and analytics), but most of it is unstructured (think files and objects).

Compared to the more traditional world of enterprise IT applications (email, ERP, etc.) we’re talking about an entirely different kind of storage world: petabytes vs. terabytes. Discussions of scale can’t simply be reduced to marketing hand-waving: specific architectures are needed around very focused use cases.

Enter Isilon

Over the years, Isilon has done an excellent job by focusing on a specific set of “big data” use cases that other vendors haven’t been able to do well: petabyte-class file systems with enormous sequential performance, and exceptionally attractive capex/opex numbers.

For these specific use cases, we quickly learned that EMC couldn’t compete well as we would have liked in these focused situations. Neither could NetApp, HP, or anyone else for that matter.

In this category, there was Isilon — and then everyone else.

Yes, we call it “scale-out NAS”, but — since there’s very little precision in how these terms are used — it’s more helpful to focus on how customers are using Isilon’s products, rather than attempt to precisely define an industry category. IDC offers the view that this market is around $2B today, potentially growing to $6B by 2014.

EMC’s proposed acquisition of Isilon is predicated on the belief that — not only will we see far more of these use cases in the future — but there are obvious synergies between Isilon and the rest of EMC’s portfolio and broader strategies.

Of Files And Objects

Isilon’s model is exceptionally well suited to environments where you have a lot of data sitting in a small number of locations — a strongly centralized model.

Thinking in terms of big, fast and cost-effective NAS isn’t that far off. And Isilon’s unique credentials here are generally well understood.

Many of us see the Atmos model as extremely complementary for a different type of big data — billions of objects, created and used geographically . one where rich metadata is needed to help manage the challenge of information logistics.

Synergies Abound

Place Isilon square in the middle of EMC’s core storage businesses, and it’s easy to see a first round of obvious synergies: access to EMC’s sales and partner organizations, global customer support, integration, solutions, etc. All at once, the proven Isilon technology will be sold, integrated and supported by the #1 vendor in the industry.

We’ve seen this “EMC Effect” before — the usual result is a far more rapid adoption by customers and partners alike.

But there’s potential technology synergy here as well. Much of this data needs to be backed up, archived or otherwise intelligently managed once it’s no longer primary storage — a lot of the EMC portfolio can help here over time. Not to mention access to a variety of data deduplication and compression technologies to help improve the Isilon value proposition even further.

There’s more, but I think you can see the potential.

The Big EMC Picture

During the investor call, Pat Gelsinger used a nice representation of how all the pieces are starting to come together.

For traditional enteprise workloads, EMC has always done well in creating storage platforms for the bread-and-butter of IT today: ERP, collaboration, database, etc.

Isilon, taken together with Atmos, creates a portfolio of “big data” storage platforms that house enormous amounts of unstructured data: files and objects.

Our Greenplum database acquisition spans both camps: it meets the growing enterprise needs around real-time analytics, while have the architectural chops to support “big data” applications as well.

Supporting this are the collected EMC disciplines around information protection and security: Avamar, Recoverpoint, Data Domain, RSA, Archer et. al.

Embed this picture within the broader landscape of private clouds (leveraging VMware among others) and an even more compelling picture emerges.

What Does This Mean Going Forward?

First, this acquisition serves as clear evidence that EMC believes this category of storage platform (petabyte-class scale-out NAS) will be ever more important going forward. This acquisition also reflects our belief that purpose-built architectures will be more attractive vs. simply re-positioning existing technologies.

Second, you’re seeing a strong enthusiasm for EMC to invest in our core franchise — storage — by using a mixture of R&D *and* targeted M&A. If nothing else convinces you that EMC is deadly serious about the storage market, this should help :-)

Third, this indicates our belief that “big data” (whether structure or unstructured, file or object, etc.) is one of the next strategic battlegrounds in the storage industry. You’re also seeing a portfolio approach from EMC, and not just a point product.

Finally, I believe that — going forward — it’ll be increasingly difficult to separate the cloud discussion from big data. Both derive efficiencies from scale. Both are being used to create new kinds of applications to extract value from information in ways we haven’t seen before. Both are around IT that’s built differently, operated differently and consumed differently.

Competitive Noise?

I’m sure that there will be some predictable noise from all the usual suspects — EMC plays in a very noisy and competitive segment of the market. There will be those that claim that their existing products serve the needs of this segment. There will be those that claim that this market segment isn’t that important, or only a niche at best. Or, my perennial favorite, that EMC is creating yet-another-storage-silo.

All comments are fair game, as always.

We’re very excited at the prospect of the proven Isilon team joining the EMC family — welcome!

We’re making our play in this important space, and we’re all looking forward to big things in the near future.

As are our customers :-)

------------- Important Information Below -------------

Important Information

This blog post (this “Statement”) relates to a planned tender offer by Electron Merger Corporation (“Purchaser”), a wholly owned subsidiary of EMC Corporation (“EMC”), for all shares of outstanding common stock of Isilon Systems, Inc. (“Isilon”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC, the Purchaser and Isilon.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Isilon. The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, EMC and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.